Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

THIERRY BOLLORÉ ANNOUNCED AS NEW CHIEF EXECUTIVE OFFICER OF JAGUAR
LAND ROVER

Whitley, UK, 28 July 2020 – Mr Chandrasekaran, Chairman of Tata Sons, Tata Motors and Jaguar Land Rover plc would like to announce that Mr Thierry Bolloré has been appointed to the role of Chief Executive Officer of Jaguar Land Rover, effective 10 September 2020.

Mr Chandrasekaran said: “I am delighted to welcome Thierry to Jaguar Land Rover. An established global business leader with a proven track record of implementing complex transformations, Thierry will bring a wealth of experience to one of the most revered positions in the industry.”

Mr Bolloré has extensive expertise in the automotive business, most recently as CEO of Groupe Renault and previously in senior positions at global automotive supplier Faurecia.

Commenting on his appointment, Mr Bolloré said: “Jaguar Land Rover is known around the world for its peerless brand heritage, exquisite design and deep engineering integrity. It will be my privilege to lead this fantastic company through what continues to be the most testing time of our generation.

“Renowned for their passion and spirit, the people of Jaguar Land Rover are the driving force behind its success. I couldn’t be more excited to join the team continuing to shape the future of this iconic company.”

Mr Bolloré succeeds Prof Sir Ralf Speth, who will take up the previously announced position of Non-Executive Vice Chairman of Jaguar Land Rover plc.

Mr Chandrasekaran added: “I want to thank Ralf for a decade of outstanding vision and leadership for Jaguar Land Rover and welcome him to his new Non-Executive position in addition to his existing role on the board of Tata Sons.”

Jaguar Land Rover is a global automotive manufacturer and leading technology company, proudly built around two iconic British car brands: Jaguar and Land Rover. The business is dedicated to providing experiences people love, for life, with a mission of shaping the future of mobility towards Destination Zero; a world of zero emissions, zero accidents and zero congestion.

ENDS

About Jaguar Land Rover

Jaguar Land Rover is the UK’s largest automotive manufacturer, built around two iconic British car brands. Land Rover is the world’s leading manufacturer of premium all-wheel-drive vehicles. Jaguar is one of the world’s premier luxury marques.

At Jaguar Land Rover, we are driven by a desire to deliver class-leading vehicles, which will provide experiences our customers will love, for life. Our products are in demand around the globe. In 2019 Jaguar Land Rover sold 557,706 vehicles in 127 countries.

We support around 260,000 people through our retailer network, suppliers and local businesses. At heart we are a British company, with two major design and engineering sites, three vehicle manufacturing facilities, an Engine Manufacturing Centre and soon to be opened Battery Assembly Centre. We also have vehicle plants in China, Brazil, India, Austria and Slovakia. We have seven technology hubs. In the UK these are based in Manchester, Warwick (NAIC) and London. Globally these are located in Shannon, Ireland, Portland, USA, Budapest, Hungary and Changshu, China.

We are confident that our comprehensive strategy, exciting pipeline of market-leading vehicles and innovative approach to technology and mobility will see us continue to progress towards Destination Zero, our mission to shape future mobility with zero emissions, zero accidents and zero congestion.

Jaguar Land Rover social channel:

- Twitter: https://twitter.com/jlr_news?lang=en @JLR_News

For more information visit www.media.jaguarlandrover.com or contact:

Joan Chesney, Corporate Affairs Manager

E:  jchesney@jaguarlandrover.com

T: +44 (0) 7467 448229

About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 44 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses. Part of the USD 110 billion Tata group, Tata Motors is India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. It has operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 134 subsidiaries, associate companies and joint ventures, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.